ARA 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003110

SEC FILE NUMBER
8-28666

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunter Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 South Orange Avenue
(No. and Street)

South Orange	NJ	07079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Steglitz (973) 761-6900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weeks Holderbaum Huber & DeGraw, LLP
(Name — *if individual, state last, first, middle name*)

1011 Route 22 West, Suite 100 Bridgewater, NJ 08807
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, Stephen A. Steglitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 22nd day of February 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

HUNTER SECURITIES, INC.
TABLE OF CONTENTS

WEEKS
HOLDERBAUM
HUBER &
DEGRAW, LLP
Certified Public Accountants

MEMBERS OF:
The American Institute of Certified Public Accountants
Alliance for CPA Firms and the SEC Practice Section

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Securities, Inc.
South Orange, New Jersey

We have audited the accompanying statement of financial condition of Hunter Securities, Inc. (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hunter Securities, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles.

Weeks Holderbaum Huber & DeGraw, LLP

February 16, 2002

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

HUNTER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash	$	23,842
Deposit with clearing organization		50,152
Securities owned - municipal bonds		630,443
Property and equipment- net		10,509
Other assets		47,444
TOTAL ASSETS	$	762,390
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to clearing organizations	$	416,498
Accounts payable and accrued expenses		64,248
Total Liabilities		480,746
Stockholder's Equity:		
Common stock, no par value – 2,500 shares authorized; 300 shares issued and outstanding		30
Paid-in capital		272,692
Retained earnings		62,580
		335,302
Less: treasury stock, 100 shares at cost		(53,658)
Total Stockholders' Equity		281,644
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	762,390

The Notes to Financial Statements are an Integral Part of this Statement

HUNTER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and Summary of Significant Accounting Policies

The Company

Hunter Securities, Inc. (the "Company") is a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934. The Company primarily buys and sells municipal bonds for its own accounts and customer accounts.

Property & Equipment

Property and equipment, which consists of office furniture and equipment, is depreciated over a five-year period using the double declining balance method. Depreciation expense amounted to $13,028 for the year ended December 31, 2001.

Income Taxes

The Company, with the consent of its shareholders, has elected to be an S corporation and, accordingly, to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of federal corporation income taxes, the shareholders are taxed on their respective share of the Company's taxable income for federal tax purposes. Accordingly, no provision has been made for federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Deposit with Clearing Organization

During the year ended December 31, 2001, the Company was required to maintain a deposit of $50,000 with its clearing broker. The clearing broker credits interest on the deposit at prevailing rates, which was 1.62% at December 31, 2001. The balance of this deposit was $50,152 at December 31, 2001.

HUNTER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2001:

Furniture and fixtures	$ 32,323
Office equipment	128,357
Total	160,680
Less: accumulated depreciation	(150,171)
Property and equipment – net	$ 10,509

Note 4 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $225,160 and $100,000, respectively. The Company's net capital ratio was .29 to 1.

Note 5 – Common Stock

At December 31, 2000, the Company had a stock subscription receivable due from one shareholder in the amount of $80,090. The agreement called for interest on the outstanding subscription amount at 3% per annum. During 2001, the Company cancelled the subscription agreement and redeemed all 100 shares of this shareholder's stock for a total cost of $29,658. Interest income on the outstanding portion of the subscription receivable in 2001 amounted to $3,204.

Note -6 - Commitments and Contingencies

The Company rents office space under a lease expiring in September 2004. Future minimum annual rental payments are as follows:

Year ending December 31:

2002	22,861
2003	22,861
2004	17,146
2005 and thereafter	--
Total minimum lease payments	$ 62,868

Rent expense, charged to operations, amounted to $22,861 for the year ended December 31, 2001.

Note 6 - Commitments and Contingencies (continued)

The Company maintains a profit-sharing plan that covers eligible salaried employees as defined. Contributions to the plan are at the discretion of the Board of Directors. No contributions were made to the plan for the year ended December 31, 2001.

Note 7 - Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.


WEEKS
HOLDERBAUM
HUBER &
DEGRAW, LLP
Certified Public Accountants

MEMBERS OF:

The American Institute of Certified Public Accountants

Alliance for CPA Firms and the SEC Practice Section

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hunter Securities, Inc.
South Orange, New Jersey

In planning and performing our audit of the statement of financial condition of Hunter Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hunter Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

February 16, 2002

Weeks Holdenbaum Huber & DeShaw, LLP